Greenhaven Coal Fund

3340 Peachtree Road, Suite 1910

Atlanta, Georgia 30326

February 9, 2015

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone No.: 202-551-3473

Attention: Erin Martin

Re:	Greenhaven Coal Fund
Registration Statement on Form S-1 filed February 9, 2015
Registration Number 333-182301

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Greenhaven Coal Fund (the “Company”) respectfully requests that the Registration Statement be permitted to become effective on February 12, 2015 at 13:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at (404) 975-0511 or Terry Childers at (404) 572-6820.

GREENHAVEN COAL INDEX FUND

By:	GreenHaven Coal Services, LLC, Sponsor

By:	/s/ Cooper Anderson
Cooper Anderson Chief Financial Officer